TORA TRADING SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net Capital --	
Total member's equity	$ 3,794,511
Less: Nonallowable assets:	
Due from member	2,954,272
Prepaid expenses and other assets	36,629
Property and equipment (net)	36,365
Total nonallowable assets	3,027,266
Net Capital Before Haircut	767,245
Less: Haircut on securities	-
Net capital	767,245
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $393,318 or $250,000 whichever is greater	250,000
Excess Net Capital	$ 517,245

There were no material differences between the above computation and the computation included in the Company's unaudited December 31, 2015 FOCUS Report.

TORA TRADING SERVICES, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015**

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.